

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2014

Via E-mail
Matthew M. Klein
Chief Financial Officer
Vectrus, Inc.
655 Space Center Drive
Colorado Springs, CO 80915

> **Re:** **Vectrus, Inc.**
> **Amendment No. 2 to Form 10-12B**
> **Filed May 19, 2014**
> **File No. 001-36341**

Dear Mr. Klein:

We have reviewed your amendment and your letter dated May 19, 2014, and we have the following comment.

Form 10

Management's Discussion and Analysis, page 57

Sources and Uses of Liquidity, page 67

1. We note that the increase in net cash used in operating activities for the three months ended March 31, 2014 compared to the year-ago period was due primarily to changes in accounts receivable. Given the materiality of accounts receivable to your financial position and liquidity, and noting current decreased revenues, please revise herein to explain the nature of the increases in billed and unbilled accounts receivable during the quarter (page F-29), to quantify DSO or any other measure(s) used to manage this account and to explain material variances in such measure(s) for the periods presented.

You may contact Patricia Do, Staff Accountant, at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Pamela Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Arjun Koshal
    Simpson Thacher & Bartlett LLP